Total # of Pages: 26
Total # of Exhibits: 2
Exhibit Index: p2

1

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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE 9-1-03

For the month of September 2003 (Fourth Filing)

Commission File Number: 0-28800

Durban Roodepoort Deep, Limited
(Translation of registrant's name into English)

45 Empire Road, Parktown, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of September 2003, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	(i) the Registrant's application to the JSE, dated August 25, 2003, relating to the listing of 91,472 new ordinary shares, (ii) the confirmation letter from the JSE, dated August 25, 2003 relating to the listing of 91,472 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 91,472 ordinary shares.	5
2.	(i) the Registrant's application to the JSE, dated August 29, 2003, relating to the listing of 25,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated August 29, 2003 relating to the listing of 25,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 5,000 ordinary shares.	14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: ______________________
J.H. Dissel
Company Secretary

Dated: September 24, 2003

4

Exhibit 1

DURBAN ROODEPOORT DEEP, LIMITED

2003 08 25

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 91 472 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
7 000	7.484
472	47.112
7 500	7.26
26 500	2.183
25 000	6.49
25 000	6.49

The new ordinary shares are to be listed on 25 August 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	184 222 073 ordinary no par value Shares
Stated Capital Account:	R2 308 888 104.06

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Deputy Chief Executive and Chief Financial Officer);

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	184 313 545 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R2 308 888 104.06
This issue	R 511 424.36
Total	R2 309 399 528.42

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 26 August 2003.

Block listing calculation:

Balance b/f	R19 003 034.90
This issue	R 511 424.36
Balance available	R18 491 610.54

Yours faithfully

....
Director

....
Secretary

....
Sponsor

7

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINAY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE *DURBAN* ROODEPOORT DEEP {1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] .... 25|8|2003 ....

SECRETARY DATE

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

25 August 2003
REF: AH/tm/9433

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 25 August 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 26 August 2003 in respect of 91 472 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 309 399 528-42 divided into 184 313 545 ordinary shares of no par value.

A balance of R19 003 034-90 has been brought forward from your previous application dated 5 June 2003. The issue price of the shares which are the subject of this application is R511 424-36 which leaves a balance of R18 491 610-54 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank.
dd. Attention : Colin Maggs

9

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 25 - 08 - 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000000	ORD	5000 000	Cum Pref	0-10	500 000-00
Total	Total			Total	R

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 25-08-2003

Name of company Durban Roodepoort Deep, Limited

Postal address P. O Box 390
Maraisburg
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE

Date stamp of companies Registration Office

2003 -09- 03

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

NAME	NO OF SHARES	ISSUE PRICE
Hatton-Jones	7 000	R 7.484
M J Koekemoer	472	R47.112
M J Koekemoer	7 500	R 7.26
F H Coetzee	26 500	R 2.183
N A Herrick	25 000	R 6.49
D J Jacobs	25 000	R 6.49

11

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
184 222 073	ORD	①	②	5000 000	Cum Pref	0-10	500 000-00
Total 184 222 073		Total	R	Total		Total	R 500 000-00

① 12,53317838 ② ③ 2308 888 104-06

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 2308 888 104-06

Premium account R

Total issued capital R 2309 388 104-06

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
7000	ORD	7.484 R	52388 R			R	R	R
472	ORD	47.112	22236.86					
7500	ORD	7.26	54450					
26500	ORD	2.183	57849.50					
25000	ORD	6.49	162250					
25000	ORD	6.49	162250					
Total 91472		Total	R ①	Total			Total	R

① 511424.36

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) Shares issue i.t.o Employee Share Options

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
154 313545	ORD	(1)	(2)	5000 000	Cum Pref	0-10	—	—	500 000-00
Total 154 313545		Total	R	Total			Total	R	500 000-00

(1) 12,52973311 (2)/(3) 2309 399 528-42

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 500 000-00

State capital ____ R 2309 399 528 -42

Premium account ____ R ____

Total issued capital ____ R 2309 899 528 -42

Certified correct.

Date 25 - 08 - 2003 Signature ____

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED Capital Account

Balance BF	2308 888 104-06
This issue	511 424-36
	R 2309 399 528-42

13

Exhibit 2

DURBAN ROODEPOORT DEEP, LIMITED

2003 08 29

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 25 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
25 000	6.49

The new ordinary shares are to be listed on 29 August 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	184 313 545 ordinary no par value Shares
Stated Capital Account:	R2 309 399 528.42

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	184 338 545 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R2 309 399 528.42
This issue	R 162 250.00
Total	R2 309 561 778.42

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 29 August 2003.

Block listing calculation:

Balance b/f	R18 491 610.54
This issue	R 162 250.00
Balance available	R18 329 360.54

Yours faithfully

....
Director

....
Secretary

....
Sponsor

16

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINAY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP {1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

.... 29/8/2003

SECRETARY DATE

17

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

29 August 2003
REF: BN/jvdm/9468

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 29 August 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 1 September 2003 in respect of 25 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 309 561 778-42 divided into 184 338 545 ordinary shares of no par value.

A balance of R18 491 610-54 has been brought forward from your previous application dated 25 August 2003. The issue price of the shares which are the subject of this application is R162 250-00 which leaves a balance of R18 329 360-54 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank.
dd. **Attention** : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 29-08-2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	500 000	Cum Pref	0-10	500 000-00
Total	Total			Total	R

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 29-08-2003

Name of company Durban Roodepoort Deep, Limited

Postal address P. O Box 390
Maraisburg
1700

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office 2003-09-10
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
184 313 545	ORD	(1)	(2)	500 000	Cum Pref	0-10	500 000-00
Total 184313545		Total	R	Total		Total	R 500 000-00

(1) 12,52973311 (2) (S) 2309399528·42

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 2309399528-42

Premium account R

Total issued capital R 2309899528-42

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
25 000	ORD	6-49	162250					
Total 25 000		Total	R	Total			Total	R

(1) 162250

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf

Shares issue i.t.o Employee Share options

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
J.P De Witt	45 Empire	25 000	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
184 338 545	ORD	①	②	500 000	Cum Pref	0-10	–	–	500 000-0
Total 184 338 545		Total	R	Total			Total	R	500 000-0

① 12,528914 ② ③ 2309 561 778-42

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ________ R 500 000-00

State capital ________ R 2309 561 778-42

Premium account ________ R ________

Total issued capital ________ R 2310 061 778-42

Certified correct.

Date 29-08-2003 Signature ________

Director/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED Capital Account

Balance BF	2309 399 528-42
This issue	162 250 00
	2309 561 778-42